Exhibit 99.1

Scorpio Tankers Inc. Announcement on Six Newbuilding Contracts

MONACO -- (Marketwire) – December 11, 2012 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced that it has executed options with Hyundai Mipo Dockyard Co. Ltd. of South Korea for the construction of two MR product tanker newbuildings, and it has also executed a letter of intent with SPP Shipbuilding Co., Ltd. of South Korea for the construction of four MR product tanker newbuildings.  The six newbuildings are scheduled to be delivered to the Company in the second and third quarters of 2014.  The Company also has fixed-price options to construct eight additional MR product tankers.  The contract price for each of the newbuildings and fixed-price options is approximately $33.0 million.

Emanuele Lauro, chief executive officer and chairman of the board commented, "We are pleased to announce the agreements for six additional ‘eco’ newbuildings, plus fixed-price options, subsequent to our recently completed equity offering.  We are delighted by the support of our shareholders as we establish a leading position in the product tanker market.  As we approach what is traditionally the strongest season, we are seeing stronger rates across all of our sectors.”

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns one LR2 tanker, four LR1 tankers, one Handymax tanker, five MR tankers, and one post-Panamax tanker with an average age of 4.7 years, time charters-in 18 vessels (three LR2, three LR1, seven MR and five Handymax tankers), and has contracted for eleven newbuilding MR's (three are expected to be delivered to the Company in the first half of 2013 and the remaining eight by the end of September 2014). Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616